

November 3, 2014

Via E-mail
Mr. Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, CA 94804

> **Re: Ekso Bionics Holdings, Inc.**
> **Schedule TO-I**
> **Filed October 23, 2014**
> **File No. 005-88365**

Dear Mr. Harding:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 10. Financial Statements, page 2

1.   Please be mindful of the requirement to file an amendment to the Schedule TO to update your financial statements prior to the expiration of the offer to include information through the interim period ended September 30, 2014.

2.   Please include all required financial information as specified in Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In this regard, it does not appear that Item 1010(a)(3) has been included. Please revise or advise.

Exhibit (a)(1)(B) - Offer to Amend and Exercise

General

3. We note that the offer to amend and exercise is set to expire at 5:00 p.m. Pacific Time on November 20, 2014. Accordingly, the offer is open for less than 20 full business days due to the 8:00 p.m. Eastern Time expiration instead of an expiration time of midnight Eastern Time on the twentieth business day following commencement. Refer to Exchange Act Rule 13e-4(a)(3). Please revise throughout your document as necessary, so that the offer will be open at least through midnight Eastern Time on the twentieth business day.

Section 6. Conditions to the Offer to Amend and Exercise, page 31

4. We note that a condition to the offer is the completion of the Accredited Investor Questionnaire by the holders of Original Warrants. It appears, therefore, that the offer is limited to persons who are accredited investors. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i), which requires that the offer be open to all security holders.

5. We note your statement that the company "will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act." This statement suggests that the offer is limited to holders of Original Warrants who are accredited investors. However, it is possible that the current holders of Original Warrants may not consist entirely of accredited investors. Please revise the offer document and accompanying transmittal materials to clarify that the offer is not limited to accredited investors or advise consistent with our prior comment.

6. Assuming the offer is open to all holders as required by Rule 13e-4(f)(8)(i), please advise us of the exemption from registration upon which you are relying and indicate how you intend to comply with the provisions of any such exemption.

7. Please supplementally advise us of whether the composition of warrant holders (number and accredited status) is approximately the same as at the time of the original issuance and if not, how the composition of warrant holders has changed.

8. We note your disclosure that "we are not making this Offer to Amend and Exercise to, nor will we accept any Election to Consent, Participate and Exercise Warrant from or on behalf of, Original Warrant holders in any jurisdiction in which the Offer to Amend and Exercise or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and

that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

<u>Section 7. Extension of Offer to Amend and Exercise Period, page 31</u>

9.   Please disclose how the offer could be extended as required by Item 1004(a)(1)(v) of Regulation M-A. In that regard, please address the timing of any notice of an extension. Refer to Exchange Act Rule 14e-1(d).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michelle L. Basil, Esq.
        Nutter, McClennen & Fish, LLP